U.S. SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                        FORM 4

   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30 (f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).


1. Name and Address of Reporting Person
     Gleeson,           Christopher
        (Last)                  (First)               (Middle)

      c/o Ventana Medical Systems, Inc., 1910 Innovation Park Dr.
                            (Street)

       Tucson                         AZ                    85737
       (City)                       (State)                  (Zip)

2. Issuer Name and Ticker or Trading Symbol
        Ventana Medical Systems, Inc.  (VMSI)


3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month / Year
1/27/2003

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
____Director                             _____ 10% Owner

__x__Officer (give title below)  _____Other (specify below)
Chief Executive Officer

7. Individual or Joint/Group Filing (Check applicable line)
__X____Form filed by One Reporting Person

______Form filed by More than One reporting person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of Security (Instr. 3)

2. Transaction Date (Month/Day/Year)

3. Transaction Code (Instr. 8)

4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)
Amount

(A) or (D)

Price

5. Amount of Securities Beneficially owned at end of month (Instr. 3 &4)

6. Ownership Form: Direct (D) or Indirect (I)


7. Nature of Indirect Beneficial ownership (Instr. 4)

Footnote:


Reminder: Report on a separate line for each class of securities beneficially Owned directly or indirectly

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially owned
               (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)
a. Stock Options (Right to Buy)
b. Stock Options (Right to Buy)
2. Conversion or Exercise Price of Derivative Security
a. $20.24
b. $20.24
3. Transaction Date (Month/Day/Year)
a. 1/27/03
b. 1/27/03

4. Transaction Code (Instr. 8)
a. A
b. A

5. Number of Derivative Securities Acquired (A) or Disposed of (D)
a. 16,427(A)
b. 36,500(A)

6. Date Exercisable and Expiration Date (Month/Day/Year)
Date Exercisable
a. 1/27/03
b. (1)
Expiration Date
a. 1/27/13
b. 1/27/13
7. Title and Amount of  underlying Securities (Instr. 3 &4)
Title
a. Common Stock
b. Common Stock

Amount or Number of Shares
a. 16,427
b. 36,500

8. Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficialyy owned at end of month

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
a. D
b. D

11. Nature of Indirect Beneficial ownership (Instr. 4)

Explanation of Response:
(1) Stock options vest- 20% after 12 months and 1/60th of the shares vest last day of each month thereafter

Christopher Gleeson              January 29, 2003
**Signature of Reporting Person                   Date

**Intentional misstatements or omissions of facts consitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).